UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of Directors' Interests

Below are details of an acquisition of American Depositary Receipts ("ADRs") following a reinvestment of dividend under the Company's Employee Stock Purchase Plan in the USA on 19 September 2012 and notified to the Company on 24 September 2012:-

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock	Price per ADR	Total Holding Following Notification	Total Percentage Following Notification
Marjorie Scardino	223	0.00003%	$19.26	1,566,745	0.19177%

Below are details of a purchase of ADRs made under the Company's Dividend Reinvestment Plan ("DRIP") in the USA on 20 September 2012 and notified to the Company on 24 September 2012:-

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock	Price per ADR	Total Holding Following Notification	Total Percentage Following Notification
Susan Fuhrman	172	0.00002%	$19.36	13,938	0.00171%

This notification is made in accordance with DTR 3.1.4R.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 25 September 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary